Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Olympia Distilling Co.
2442 Mottman Rd SW, Ste B
Tumwater, WA 98512
https://www.drinkolympia.com/

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Olympia Distilling Co.
Address: 2442 Mottman Rd SW, Ste B, Tumwater, WA 98512
State of Incorporation: DE
Date Incorporated: November 01, 2008

Terms:

Equity

Offering Minimum: $124,000.00 | 49,600 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $300.00

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a valued early supporter in Olympia Distilling Co, you are eligible for additional bonus shares (5%).

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1000+ and receive your name listed on Founders Board in the distillery, Olympia Vodka "Swag bag"

Tier 2 Perk: Invest $2,500+ and receive Olympia Vodka 3-piece custom bar mat set, plus Tier 1 perks

Tier 3 Perk: Invest $5,000+ and receive VIP Distillery Tour & Tasting for up to 10 guests (travel not included), Limited-Edition Engraved Bottle of Olympia Vodka, plus Tier 1 & 2 perks + 5% bonus shares

Tier 4 Perk: Invest $10,000+ and receive tickets for 2 people to attend an Exclusive "Legacy Investor Dinner," plus Tier 1, 2 & 3 perks + 10% bonus shares

Tier 5 Perk: Invest $25,000+ and become a distiller for a day! Craft your own whiskey, from grain to bottle. Age it in a small barrel, then return to the bottle & label your batch (approx. 10-12 bottles) to take home. A unique hands-on experience! Plus Tier 1, 2, 3 & 4 perks + 15% bonus shares

Tier 6 Perk: Invest $50,000+ and receive all Tier 1, 2, 3, 4 & 5 perks + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Olympia Distilling Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Olympia Distilling Co. produces award-winning craft spirits, including Olympia Vodka, which is made with pure artesian well water from Tumwater, Washington. With an established retail presence in 300+ locations across Washington, Oregon, Montana, and Wyoming, Olympia Distilling Co. is expanding its premium vodka line and preparing to enter the Ready-to-Drink (RTD) vodka cocktail market.

Olympia Distilling Co. generates revenue through wholesale distribution to retailers such as Safeway, Total Wine, and Albertsons, as well as direct sales to state-controlled liquor agencies. Future revenue growth will be driven by expanding distribution networks and launching RTD vodka cocktails.

<u>Intellectual Property</u>

Olympia Distilling Co. holds exclusive brand rights for Olympia Vodka, leveraging the historic Olympia name and the premium craftsmanship associated with the brand. The company also maintains proprietary recipes and formulations for its spirits.

Competitors and Industry

Competitors

Key competitors include national brands such as Tito's Handmade Vodka and Grey Goose, as well as regional craft distilleries. Olympia Distilling Co. differentiates itself through its use of artesian well water, regional heritage, and commitment to quality.

Industry Overview

The U.S. vodka market is valued at $23.7 billion in 2024, with at-home consumption expected to grow at a 1.25% CAGR through 2029. The RTD alcohol market, a key expansion target, is projected to reach $35.1 billion by 2030.

Current Stage and Roadmap

Current Stage

Olympia Distilling Co. is a revenue-generating company with sales exceeding $250,000 in 2024. The company is focused on scaling operations, increasing market penetration, and launching new product lines.

Future Roadmap

Planned milestones include expanding distribution into new U.S. states, launching an RTD vodka cocktail line, increasing direct-to-consumer sales, and strengthening brand recognition through targeted marketing efforts.

The Team

Officers and Directors

Name: Lesa Marie Givens

Lesa Marie Givens's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CFO, Co-Founder
  Dates of Service: April, 2014 - Present
  Responsibilities: Lesa Givens is the Co-Founder, CEO and CFO of Olympia Distilling Co. overseeing strategy and brand growth as the company scales.

Name: Raymond Lloyd Watson

Raymond Lloyd Watson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & President
  Dates of Service: November, 2008 - Present
  Responsibilities: Ray Watson is the Co-Founder and President of Olympia Distilling Co.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our products. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant

regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lesa Givens	1,020,000	Common Stock	51.0%
Ray Watson	980,000	Common Stock	49.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 2,700,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $219,103 compared to $344,635 in fiscal year 2023. A 24 month supply of Olympia Orange Vodka was loaded in for Washington in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $18,034 compared to $169,697 in fiscal year 2023. 2023 purchased a large quantity of bottles and labels for Olympia Orange Vodka.

Gross Margins

Gross margins for fiscal year 2022 were 91.8%, compared to 50.75% in 2023. Large quantity of bottles purchased in 2023.

Expenses

Expenses for fiscal year 2023 were $200,211 compared to $240,156 in fiscal year 2023. Between 2022 and 2023, total expenses increased by $39,945.17, reflecting a 19.96% rise from $200,211.28 to $240,156.45. This increase was primarily driven by several key factors. Advertising and promotion expenses grew significantly by $10,637.33 (59.4%), reflecting a strategic investment in marketing efforts such as tastings and brand visibility campaigns. Distributor discounts and fees also rose by $3,835.33 (10.2%), likely due to increased sales volume and expanded distribution activities. Additionally, interest expenses saw a substantial increase of $22,690.99 (181.2%), which can be attributed to debt obligations related to the launch of Olympia Orange Vodka. These increases highlight the company's deliberate investments in growth and operational expansion, as well as the financial impact of scaling production and distribution to meet rising demand.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have recently implemented strategic changes, including adjustments to pricing, expanded distribution networks, and increased investment in marketing campaigns.

Past cash was primarily generated through sales of craft spirits, including wholesale and retail channels, as well as merchandise sales and tasting room fees. Our goal is to achieve scalable growth by expanding into additional markets and diversifying our product offerings, including ready-to-drink (RTD) products.

The Company's historical cash flows do not fully reflect our future potential due to increased consumer interest in premium craft spirits, ongoing distribution partnerships, and our commitment to innovative products designed to meet evolving market demands.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January, 2025, the Company has capital resources available in the form of a line of credit with Security State Bank in the amount of $250,000, and $85,161 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available, including a line of credit, revenue from existing sales channels, and shareholder contributions, which provide additional financial stability. The funds from this Regulation Crowdfunding campaign will accelerate our growth plans, enabling us to expand our market presence, enhance brand recognition, and launch innovative products more rapidly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 78.59% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate indefinitely under the current conditions, as the Company is currently cash flow positive with average monthly revenue of $21,022 exceeding monthly expenses of $17,835.

These projections are based on:

Rent: $5,830 (monthly average from $69,955.97 annually in 2024)

Advertising and Promotion: $2,378 (monthly average from $28,532.75 annually in 2024)

Inventory/Supplies: $311 (monthly average from $3,737.35 annually in 2024)

Distributor Discounts and Fees: $2,194 (monthly average from $26,330.55 annually in 2024)

This estimate assumes consistent sales performance in line with 2024 revenue and does not account for extraordinary changes in expenses or sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1,235,000, we anticipate the Company will be able to operate for several years, given that our current operations are cash flow positive. This projection is based on a net monthly cash flow of $3,187 (average monthly revenue of $21,022 minus expenses of $17,835).

These funds will primarily be allocated toward:

Market expansion: Entry into additional regions and strengthening distribution networks.

Product innovation: Developing new offerings, including ready-to-drink (RTD) products.

Operational resilience: Maintaining a financial buffer to adapt to potential market changes.

This estimate assumes consistent sales performance in line with 2024 figures and no extraordinary increases in expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Notes Payable – US SBA
  Amount Owed: $100,000.00
  Interest Rate: 3.75%

- Creditor: Business Loan –Security State Bank
  Amount Owed: $18,397.00
  Interest Rate: 6.99%
  Maturity Date: January 01, 2028

- Creditor: Line of Credit
  Amount Owed: $250,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025

Related Party Transactions

- Name of Person: Lesa Givens and Ray Watson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On December 21, 2020, the Company issued a $90,000 loan to Winlock Properties, LLC, an entity owned by Lesa Givens and Ray Watson, Members of the Company. The loan was to assist with the purchase of a building. The loan is documented under a standard promissory note that carries an annual interest rate of 5% and matures on January 1, 2042.
  Material Terms: The loan has no security or guarantor. As of December 31, 2024 and 2023, the principal and interest due is $59,846 and $104,186, respectively.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  Funds will be used for product innovation, including developing new spirits and expanding into the ready-to-drink (RTD) market.

- Inventory
  21.0%
  This allocation will go toward purchasing raw materials, packaging, and production supplies to meet increased demand and market expansion.

- Company Employment

16.0%
Capital will be used to hire key personnel in sales, marketing, production, and operations to support business growth.

- Working Capital
  21.0%
  These funds will help maintain day-to-day operations, covering rent, utilities, and other essential expenses to ensure financial flexibility.

- Marketing
  9.0%
  Investment in advertising, digital campaigns, and brand-building initiatives to increase awareness and drive consumer demand.

- StartEngine Campaign Marketing
  4.5%
  A portion of the funds will be allocated to marketing the crowdfunding campaign to attract investors and maximize funding success.

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  Funds will be used for product innovation, including developing new spirits and expanding into the ready-to-drink (RTD) market.

- Inventory
  23.0%
  This allocation will go toward purchasing raw materials, packaging, and production supplies to meet increased demand and market expansion.

- Company Employment
  23.0%
  Capital will be used to hire key personnel in sales, marketing, production, and operations to support business growth.

- Working Capital
  25.5%
  These funds will help maintain day-to-day operations, covering rent, utilities, and other essential expenses to ensure financial flexibility.

- Marketing
  10.0%
  Investment in advertising, digital campaigns, and brand-building initiatives to increase awareness and drive consumer demand.

- StartEngine Campaign Marketing
  4.5%
  A portion of the funds will be allocated to marketing the crowdfunding campaign to attract investors and maximize funding success.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.drinkolympia.com/ (drinkolympia.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/olympia-vodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Olympia Distilling Co.

[See attached]

Chehalis Brewing Group, LLC (the "Company")
a Washington Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Chehalis Brewing Group, LLC Management

We have reviewed the accompanying financial statements of Chehalis Brewing Group, LLC (the Company), d/b/a Olympia vodka, which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
Olympia Distilling Co. was incorporated in the State of Delaware on February 5, 2025, as the holding company of Chehalis Brewing Group, LLC. The newly formed corporation will conduct the crowdfunding raise in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 28, 2025

CHEHALIS BREWING GROUP, LLC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	29,200	26,051
Accounts Receivable	89,022	38,896
Inventory	305,354	703,273
Other Current Asset	-	31
Total Current Assets	423,576	768,251
Non-Current Assets:		
Fixed Assets - Net	23,134	35,130
Investment in Woodborne	14,245	31,172
Notes Receivable - Related Party	59,846	104,186
Right-of-Use Assets	154,633	218,177
Total Non-Current Assets	251,858	388,665
TOTAL ASSETS	675,433	1,156,916
LIABILITIES AND EQUITY		
Current Liabilities:		
Trade Payables	42,917	36,902
Other Accrued Expense	61	10
Lease Liability - Short-Term	65,815	64,179
Line of Credit	234,676	200,476
Notes Payable - Current	3,592	3,337
Total Current Liabilities	347,062	304,903
Non-Current Liabilities:		
Notes Payable - Non-Current	109,345	113,038
Deferred Liability - Licensing Agreement	248,000	645,919
Lease Liability - Long-Term	73,194	139,009
Total Non-Current Liabilities	430,539	897,967
TOTAL LIABILITIES	777,600	1,202,870
EQUITY		
Member's Equity	115,943	155,943
Accumulated Deficit	(218,110)	(201,897)
TOTAL EQUITY	(102,167)	(45,954)
TOTAL LIABILITIES AND EQUITY	675,433	1,156,916

See Accompanying Notes to these Unaudited Financial Statements

CHEHALIS BREWING GROUP, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales Revenue	245,265	330,874
Sales Discounts	-	-
Service Revenue	5,849	13,656
Cost of Goods Sold	(420,843)	(169,698)
Gross Profit	(169,729)	174,832
Operating Expenses		
Advertising and Marketing	28,533	17,296
General and Administrative	56,691	60,591
Operating Lease Expense	67,783	67,783
Professional Fees	1,985	6,853
Payroll Expense	-	-
Distributor Expense	26,331	41,348
Depreciation Expense	11,996	11,996
Total Operating Expenses	**193,318**	**205,866**
Total Loss from Operations	**(363,047)**	**(31,033)**
Other (Expense)		
Interest Income	-	4,961
Gain on Extinguishment of Debt	397,919	-
Gain (Loss) on Sale of Asset	-	8,870
Other Income	1,623	351
Income (Loss) on Investment	(16,926)	(23,828)
Interest Expense	(41,072)	(33,350)
Total Other Income (Expense)	**341,544**	**(42,996)**
Net Income (Loss)	**(21,503)**	**(74,029)**

See Accompanying Notes to these Unaudited Financial Statements

CHEHALIS BREWING GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained earnings	Total Member's
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	100	149,943	(127,868)	22,075
Equity Contribution	-	55,000	-	55,000
Distribution	-	(49,000)	-	(49,000)
Net income (loss)	-	-	(74,029)	(74,029)
Ending balance at 12/31/23	100	155,943	(201,897)	(45,954)
Contribution	-	-	-	-
Distribution	-	(40,000)	-	(40,000)
Prior Period Adjustment	-	-	5,290	5,290
Net income (loss)	-	-	(21,503)	(21,503)
Ending balance at 12/31/24	100	115,943	(218,110)	(102,167)

See Accompanying Notes to these Unaudited Financial Statements

CHEHALIS BREWING GROUP, LLC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(21,503)	(74,029)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Adjustments	5,290	-
Depreciation Expense	11,996	11,996
Gain on Sale of Fixed Assets	-	(8,870)
Gain on Extinguishment of Debt	(397,919)	-
Right-of-Use Assets	63,544	61,949
Accounts Receivable	(50,126)	(4,672)
Inventory	397,919	(57,354)
Other Current Asset	31	883
Notes Receivable - Related Party	44,340	(4,961)
Trade Payables	6,016	18,460
Other Accrued Expense	51	-
Lease Liability - Short-Term	1,636	1,595
Lease Liability - Long-Term	(65,815)	(64,179)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,964	(45,151)
Net Cash provided by (used in) Operating Activities	(4,539)	(119,180)
INVESTING ACTIVITIES		
Proceeds from Sale of Fixed Asset	-	9,000
Acquisition of New Fixed Asset	-	(27,397)
Investment in Woodborne	16,926	(31,172)
Net Cash provided by (used in) Investing Activities	16,926	(49,569)
FINANCING ACTIVITIES		
Notes Payable	(3,439)	16,375
Line of Credit	34,200	159,688
Member's Equity	(40,000)	6,000
Net Cash provided by (used in) Financing Activities	(9,239)	182,064
Cash at the beginning of period	26,051	12,737
Net Cash increase (decrease) for period	3,149	13,314
Cash at end of period	29,200	26,051

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Chehalis Brewing Group, LLC ("the Company"), d/b/a Olympia vodka, was formed in Washington on November 1st, 2008. The Company produces and sells Olympia Artesian Vodka, a premium spirit crafted using pure artesian water from Tumwater, Washington. The Company generates revenue through wholesale distribution and direct sales to liquor control states. In Washington State, the Company sells its products through Columbia Distributing, which supplies bars, restaurants, and retail chains. In Oregon, Montana, and Wyoming, which are liquor control states, the Company sells directly to the state liquor agencies responsible for alcohol distribution.

Headquartered in Tumwater, Washington, the Company currently serves customers in Washington, Oregon, Montana, and Wyoming, with plans to expand into additional U.S. markets.

The Company will conduct a Regulation CF crowdfunding campaign in 2025 to raise capital for growth and expansion.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Equity Investment

As of December 31, 2024 and 2023, the Company holds a 50% ownership interest in Woodborne, LLC. The Company has significant influence over the associate but does not exercise control. Ownership will transfer to Olympia Distilling Co as part of the restructuring however, Woodborne, LLC will remain a separate operational entity with no financial interdependence. As such, the Company accounts for its investment using the equity method of accounting. Under this method, the investment is initially recorded at cost and subsequently adjusted for the Company's share of the associate's profit or loss and other comprehensive income. Dividends received from Woodborne, LLC reduces the carrying amount of the investment.

The table below summarizes the changes in the carrying amount of the investment for the period ending December 31, 2024 and 2023.

	Amount
Beginning Balance, 1/1/2023	$55,000
Share of Profit (Loss)	($23,828)
Dividends Received	-
Ending Balance, 12/31/2023	$31,172
Share of Profit (Loss)	($16,926)
Dividends Received	-
Ending Balance, 12/31/2024	$14,245

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $29,200 and $26,051 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables arise from credit sales, with payments received based on standard distributor terms (Net-30). For consignment sales, trade receivables are recognized only when the product is sold from the state warehouse, and payment is remitted according to the agency's schedule. Payments are applied to specific invoices identified in remittance advice or, if unspecified, allocated to the oldest outstanding balances.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2024 and 2023, the Company does not deem an allowance necessary.

As of December 31, 2024 and 2023, the accounts receivable amounts to $89,022 and $38,896, respectively.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 consisted of the following: raw materials $147,565, $309,221, and finished goods $157,789, $394,052, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Transportation	5	27,397	27,397
Equipment	5-7	174,882	174,882
Less: Accumulated Depreciation		(179,145)	(167,150)
Totals		**23,134**	**35,130**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from sales of Olympia Artesian Vodka through a distributor in Washington State, which supplies retail stores, bars, and restaurants. Sales are made on credit, with payments received based on standard distributor terms (Net-30). The Company's primary performance obligation is to deliver the product to the distributor in accordance with agreed-upon terms. Revenue is recognized upon delivery and acceptance by the distributor, as this fulfills the Company's obligation to transfer control of the product.

The Company also generates revenue from sales of Olympia Artesian Vodka directly to liquor control state agencies in Oregon, Montana, and Wyoming. These sales are conducted on a consignment basis, meaning revenue is not recognized until the product is sold from the state liquor agency's warehouse to retail stores. Under this bailment (consignment) model, the product remains in the agency's warehouse until sold, and payment is remitted according to the agency's schedule. The Company's primary performance obligation is to stock and maintain inventory in the state liquor agency's warehouse, ensuring product availability for sale to retail stores.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance expenses, automobile expenses, travel expenses, office supplies, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On December 21, 2020, the Company issued a $90,000 loan to Winlock Properties, LLC, an entity owned by Lesa Givens and Ray Watson, Members of the Company. The loan was to assist with the purchase of a building. The loan is documented under a standard promissory note that carries an annual interest rate of 5% and matures on January 1, 2042. The loan has no security or guarantor. As of December 31, 2024 and 2023, the principal and interest due is $59,846 and $104,186, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 30, 2019, the Company entered into a lease agreement with John-Fox, LLC for a 7101-square-foot property located in Tumwater, Washington. The original term of the lease was for a period of thirty-six (36) months commencing on May 1,2019 and ending on April 30, 2022. On April 29, 2022, the Company and John-Fox, LLC agreed to extend the lease for the same premises. The revised lease term commenced on May 1, 2022 and ends on April 30, 2027.

	Year Ending **2024-12**
Lease expense	
Operating lease expense	67,783
Total	67,783
Other Information	
Operating cash flows from operating leases	68,417
Weighted-average remaining lease term in years for operating leases	2.33
Weighted-average discount rate for operating leases	2.52%

Maturity Analysis	**Operating**
2025-12	68,418
2026-12	68,418
2027-12	5,701
Total undiscounted cash flows	142,536
Less: present value discount	(3,528)
Total lease liabilities	**139,009**

Deferred Liability – Materials Pay-Down

On January 13, 2022, the Company entered into a licensing agreement with Pabst Brewing Company, LLC, which grants the use of the Licensed Marks. Under the terms of a trademark license agreement, payment for the use of the license is contingent on future sales performance. The obligation is only incurred if annual CE sales exceed 7,000 units. If this threshold is met, the Company is required to pay 25% of net revenue on excess sales until the total payments reach $646,000. However, as of December 31, 2024, the agreement has been revised to reduce the required pay rate to 12.5% of net revenue in excess of sales. Additionally, the materials pay-down liability has been adjusted to $248,000, which is classified as a non-current liability.

NOTE 5 – LIABILITIES AND DEBT

Note Payable:

On June 17, 2020, the Company entered into a note agreement with the U.S. Small Business Administration (SBA) for a $100,000 loan at an interest rate of 3.75% per annum. The loan is payable in installment, with any remaining principal and interest due thirty (30) years from the date of the Note. As of December 31, 2024 and 2023, the Company made the required interest payments and the principal balance is $100,000.

On May 22, 2023, the Company entered into a promissory note agreement with Security State Bank for an $18,397.15 loan at an interest rate of 6.99% per annum. The loan is payable in installment, with the final payment due on June 5, 2028. The note is secured by a 2012 GMC Sierra Truck.

Line of Credit:

On August 15, 2022, the Company entered into a line of credit agreement with Security State Bank which the Company can borrow up to $250,000. The note is secured by all inventory, accounts, and equipment and 2012 GMC Sierra Pickup Truck. The interest rate on this loan is subject to change from time to time based on changes in an independent index which is the Wall Street Journal Prime Rate. On November 11, 2024, the maturity date on the outstanding balance was modified to January 30, 2025, and subsequently in 2025, the maturity date was updated to January 30, 2026.

Debt Summary

				For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Notes Payable – US SBA	100,000	3.75%	2050	-	100,000	100,000	-	100,000	100,000

Business Loan –Security State Bank	18,397	6.99%	2028	3,592	9,345	12,937	3,337	13,038	16,375
Line of Credit	250,000	Prime Rate	2025	234,676	-	234,676	200,476	-	200,476
Total				238,268	109,345	347,613	203,813	113,038	316,852

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	3,592
2026	3,855
2027	4,137
2028	1,353
2029	334,676
Thereafter	347,613

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below.

Member	***Units***	***Percentage***
Lesa Givens	51	51%
Ray Watson	49	49%
Total	100	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 18, 2025, the date these financial statements were available to be issued.

Olympia Distilling Co. was incorporated on February 28, 2025 in the State of Delaware. The corporation is authorized to issue two million seven hundred thousand (2,700,000) shares of common stock with a par value of $0.0001 per share. The newly formed corporation will hold the regulation crowdfunding raise in 2025.

On January 23, 2025, the maturity date of the line of credit with Security State Bank has been changed to January 30, 2026.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF OLYMPIA VODKA

Honoring Tradition, Crafting Excellence

Olympia Distilling Co. produces award-winning craft spirits made with pure artesian well water from Tumwater, Washington. With a strong retail presence in 300+ locations across Washington, Oregon, Montana, and Wyoming, we continue to expand our premium vodka line and are preparing to enter the Ready-to-Drink (RTD) vodka cocktail market.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



CRAFTED WITH HERITAGE,
DISTILLED FOR EXCELLENCE
Through our exclusive licensing agreement with Pabst Brewing Co., we have the rights to carry forward the Olympia name into premium craft spirits. This connection, combined with our commitment to quality and craftsmanship, allows us to stand out in a competitive market.
OLYMPIA
ARTESIAN VODKA

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.50 Per Share

MIN INVEST $300

VALUATION $5M

REASONS TO INVEST

- Authentic Craftsmanship – Crafted with Tumwater's pure artesian well water, Olympia Vodka delivers a smooth, high-quality spirit that reflects the rich heritage and craftsmanship of the Pacific Northwest.
- Proven Market Traction – Available in 300+ retail locations, including Safeway, Total Wine, and Albertsons, with strong distributor partnerships driving steady growth and expanding brand presence.
- Plans of Strategic Expansion & Sales Growth – Aiming to grow distribution and direct-to-consumer sales while expanding product offerings, including RTD vodka cocktails, to meet demand for premium, naturally crafted spirits.

TEAM



Lesa Givens • CEO, CFO, Co-Founder

Lesa Givens is the co-founder and CEO of Olympia Distilling Co, leading the company's growth and expansion. With a deep passion for craft spirits and a hands-on approach, she is driving Olympia Distilling Co. forward as it raises capital to scale.

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Ray Watson • Co-Founder & President

Ray Watson is the Co-Founder and President of Olympia Distilling Co., overseeing production, quality control and operational efficiency as the company scales.

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THE PITCH

Heritage & Craftmanship

Olympia Distilling Co. blends heritage and craftsmanship to create premium spirits that reflect the authenticity of the Pacific Northwest. Our spirits are distributed in over 300 major retail locations and have been recognized with multiple gold medals, demonstrating both consumer appeal and industry recognition.

Founded by Lesa Givens and Ray Watson, Olympia Distilling Co. carries forward Tumwater's artesian water legacy. Our team is now focused on expanding market reach, increasing production capacity, and introducing RTD vodka cocktails—a rapidly growing segment of the spirits industry.

With the global vodka market expected to surpass $50B by 2025 and the RTD alcohol market projected to reach $35.1B by 2030, Olympia Distilling Co. is positioned to capture growing consumer demand for craft and naturally crafted spirits.


Premium Vodka
CRAFTED FOR THE
DISCERNING


OLYMPIA

Olympia Artesian Vodka

Distilled with Tumwater's artesian well water for a remarkably smooth finish.

Gold Medal Winner at multiple international spirits competitions.


OLYMPIA

Olympia Orange Vodka

A gluten-free, naturally flavored vodka with a bold citrus kick.

Exclusive to the Pacific Northwest, capturing the region's unique character.

Now, we invite investors to join us as we plan to scale operations, expand distribution, and bring our award-winning spirits to new markets.

THE PROBLEM & OUR SOLUTION

Heritage, Quality, & Innovation in Every Bottle

The Problem:

The spirits market is flooded with mass-produced brands that we believe lack authenticity, quality, and local heritage. Consumers increasingly seek premium, naturally crafted spirits with real storytelling and superior taste, yet most options fall short.

Our Solution:

Olympia Distilling Co. creates high-quality, small-batch vodka infused with Tumwater's legendary artesian well water, ensuring purity and smoothness in every bottle.

Heritage, Quality,
and Innovation in Every Bottle



Exclusive Brand Rights

As the only distillery with licensing rights to the Olympia name, we bring an authentic, heritage-rich spirit to market.


OLYMPIA
2021
GOLD

Award-Winning Spirits

Multiple gold medal wins highlight our quality and craftsmanship.



RTD Vodka Cocktails

We are preparing to launch a line of RTD vodka cocktails, targeting health-conscious consumers looking for convenient, premium options.

By leveraging our strong retail footprint and brand recognition, we are positioned to meet modern consumer preferences for authentic, high-quality spirits.

THE MARKET & OUR TRACTION

The U.S. Vodka Market

The U.S. vodka market was valued at $23.7B in 2024, with at-home consumption projected to grow at 1.25% CAGR through 2029 (Source). The RTD alcohol market, one of our primary expansion targets, is expected to grow to $35.1B by 2030 (Grand View Research).

Our Growth & Market Presence

📌 Retail Availability: 300+ stores across Washington, Oregon, Montana, and Wyoming

📌 Retail Partners: Safeway, Total Wine, Albertsons, Grocery Outlet

📌 Distributor Partnerships: Columbia Distributing (WA), Nelson Beverage Group (OR), Frontier Beverage (MT), Bees Knees Beverage Co. (WY)

📌 Financial Performance: Revenue exceeded $340,000 in 2024 and is projected to increase with new market expansion and RTD product launch.

📌 Industry Recognition: Multiple gold medal awards in national and regional spirits competitions.


OLYMPIA
Yale

With our established brand recognition and distributor relationships, we are expanding into new states and product categories, ensuring long-term growth and sustainability.

Why Olympia Vodka Stands Out

OLYMPIA DISTILLING CO. COMPETES IN THE PREMIUM SPIRITS CATEGORY, BUT WE STAND OUT FROM BRANDS LIKE TITO'S, GREY GOOSE, AND KETEL ONE THROUGH:

- PURE ARTESIAN WELL WATER
- AWARD-WINNING QUALITY
- 300+ STORES
- BLIND TASTE-TEST WINNER
- COMMUNITY-DRIVEN IMPACT

Where Your Investment Goes

YOUR INVESTMENT WILL SUPPORT



📌 **MARKET EXPANSION**
Increasing retail availability in new states.

📌 **RTD VODKA COCKTAILS**
Launching Olympia RTD Vodka Cocktails to capture the booming demand.

📌 **DIRECT-TO-CONSUMER (DTC) GROWTH**
Expanding online sales for wider customer access.

📌 **BRAND AWARENESS & MARKETING**
Driving sales and retail partnerships through expanded marketing efforts.

📌 **OPERATIONAL SCALE-UP**
Hiring key team members to streamline production, logistics, and distribution.

WHY INVEST

Join Us On Our Journey!

Olympia Distilling Co. offers a unique opportunity to invest in authentic, craft spirits backed by:

✅ Proven market traction – 300+ retail locations and growing.
✅ Exclusive brand rights – The only vodka carrying the Olympia name and heritage.
✅ Award-winning quality – Recognized in top spirits competitions.
✅ Expanding industry demand – Growth into the $35B RTD vodka market.
✅ Community-driven impact – Supporting Kelsey's New Beginnings nonprofit.

Olympia Distilling Co. is well-positioned for continued growth with a solid foundation, strong retail presence, and expansion into new markets.


Be part of our journey
and help us bring authentic, high-quality spirits to a wider audience.


Sip for a Cause
Supporting Cancer Warriors.

ABOUT

HEADQUARTERS
2442 Mottman Rd SW, Ste B
Tumwater, WA 98512

WEBSITE
View Site

Olympia Distilling Co. produces award-winning craft spirits made with pure artesian well water from Tumwater, Washington. With a strong retail presence in 300+ locations across Washington, Oregon, Montana, and Wyoming, we continue to expand our premium vodka line and are preparing to enter the Ready-to-Drink (RTD) vodka cocktail market.

TERMS

Olympia Vodka

Overview

PRICE PER SHARE
$2.50

VALUATION
$5M

DEADLINE
Jun. 20, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
49,600

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$423,576	$768,251
Cash & Cash Equivalents	$29,200	$26,051
Accounts Receivable	$89,022	$38,896
Short-Term Debt	$447,062	$404,903
Long-Term Debt	$330,539	$797,967
Revenue & Sales	$344,530	$251,114
Costs of Goods Sold	-$420,843	-$169,698
Taxes Paid	$0	$0
Net Income	-$21,503	-$74,029

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a valued early supporter in Olympia Distilling Co, you are eligible for additional bonus shares (5%).

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1000+ and receive your name listed on Founders Board in the distillery, Olympia Vodka "Swag bag"

Tier 2 Perk: Invest $2,500+ and receive Olympia Vodka 3-piece custom bar mat set, plus Tier 1 perks

Tier 3 Perk: Invest $5,000+ and receive VIP Distillery Tour & Tasting for up to 10 guests (travel not included), Limited-Edition Engraved Bottle of Olympia Vodka, plus Tier 1 & 2 perks + 5% bonus shares

Tier 4 Perk: Invest $10,000+ and receive tickets for 2 people to attend an Exclusive "Legacy Investor Dinner," plus Tier 1, 2 & 3 perks + 10% bonus shares

Tier 5 Perk: Invest $25,000+ and become a distiller for a day! Craft your own whiskey, from grain to bottle. Age it in a small barrel, then return to the bottle & label your batch (approx. 10-12 bottles) to take home. A unique hands-on experience! Plus Tier 1, 2, 3 & 4 perks + 15% bonus shares

Tier 6 Perk: Invest $50,000+ and receive all Tier 1, 2, 3, 4 & 5 perks + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Olympia Distilling Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
OLYMPIA DISTILLING CO.

Article I

The name of the corporation is Olympia Distilling Co. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Two Million Seven Hundred Thousand (2,700,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:12 PM 02/05/2025
FILED 07:12 PM 02/05/2025
SR 20250410549 - File Number 10091265

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on January 31, 2025.

Jeffrey S. Marks

Jeffrey S. Marks, Incorporator